AA 1/19/06

5.5



SECU ION

05076619

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Accumulation Planning Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6172 N. 28th Place
(No. and Street)

Phoenix AZ 85016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WM. J. Fairbank, Jr. 602-264-4464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, 9th Floor, Phoenix, Arizona 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 23 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 1/20/06

CM

OATH OR AFFIRMATION

I, Wm. J. Fairbank Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Accumulation Planning, Inc., as of 6/30/05, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions



Judith A. Tungland
Notary Public - Arizona
Maricopa County
My Commission Expires
July 8, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCUMULATION PLANNING, INC.

FINANCIAL STATEMENTS

For The Eleven Months Ended June 30, 2005

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Accumulation Planning, Inc.

We have audited the accompanying statement of financial condition of Accumulation Planning, Inc. as of June 30, 2005, and the related statements of operations and other comprehensive income, stockholder's equity, and cash flows for the eleven months then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Accumulation Planning, Inc. at June 30, 2005, and the results of its operations and comprehensive income and its cash flows for the eleven months then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple & Cooper, LLP

Semple & Cooper, LLP
October 31, 2005

ACCUMULATION PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2005

ASSETS

Current Assets:	
Cash and cash equivalents (Note 1)	$ 9,451
Marketable securities (Notes 1 and 2)	228,868
Total Current Assets	238,319
Furniture and equipment, net of accumulated depreciation (Notes 1 and 3)	-
Total Assets	$ 238,319

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	1,500
Accounts payable - related parties (Notes 6 and 8)	11,284
Accrued expenses	4,587
Advances from related parties (Note 8)	20,460
Income taxes payable (Notes 1 and 4)	15,693
Deferred income taxes payable (Notes 1 and 4)	2,771
Total Liabilities	56,295
Commitments and contingencies (Note 6)	-
Stockholder's Equity:	
Common stock - no par value	
100,000 shares authorized - 20,000 shares issued and outstanding	20,000
Retained earnings	158,360
Accumulated other comprehensive income	3,664
Total Stockholder's Equity	182,024
Total Liabilities and Stockholder's Equity	$ 238,319

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
For The Eleven Months Ended June 30, 2005

Revenues:	
Commissions	$ 58,391
Management fee income	35,000
Dividend and capital gain income	11,921
Realized gain on sale of marketable securities	22,145
Total Revenues	127,457
Expenses:	
Commissions	8,705
General and administrative expenses	36,757
Depreciation	2,009
Interest expense (Note 8)	644
Total costs and expenses	48,115
Income before income taxes	79,342
Provision for income taxes (Notes 1 and 4)	(15,693)
Net Income	63,649
Other Comprehensive Income, Net of Income Taxes:	
Unrealized loss on marketable securities	(3,062)
Reclassification adjustment for marketable securities	(19,497)
Comprehensive Income	$ 41,090

The Accompanying Notes are an Integral Part of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Eleven Months Ended June 30, 2005

	Common Stock		Accumulated Other Comprehensive Income	Retained Earnings	Total
	Shares	Amount			
Balance at July 31, 2004	20,000	$ 20,000	$ 26,223	$ 94,711	$ 140,934
Net income	-	-	-	63,649	63,649
Other comprehensive income:					
Change in unrealized gain on marketable securities	-	-	(22,559)	-	(22,559)
Balance at June 30, 2005	20,000	$ 20,000	$ 3,664	$ 158,360	$ 182,024

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
STATEMENT OF CASH FLOWS
For The Eleven Months Ended June 30, 2005

Increase (Decrease) in Cash and Cash Equivalents:	
Cash flows from operating activities:	
Net Income	$ 63,649
Adjustments to reconcile net income to net cash provided by operating activities:	
Realized gain on sale of marketable securities	(22,145)
Depreciation	2,009
Changes in Assets and Liabilities:	
Accounts payable	(887)
Accounts payable - related party	9,484
Accrued expenses	(1,345)
Income taxes payable	(447)
Net cash provided by operating activities	50,318
Cash flows from investing activities:	
Purchase of fixed assets	(1,651)
Proceeds from sale of marketable securities	70,682
Payments for purchase of marketable securities	(134,678)
Net cash used by investing activities	(65,647)
Cash flows from financing activities:	
Proceeds from advances from related parties	42,960
Repayment of advances from related parties	(22,500)
Net cash provided by financing activities	20,460
Net increase in cash and cash equivalents	5,131
Cash and cash equivalents at beginning of year	4,320
Cash and cash equivalents at end of year	$ 9,451
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$ 644
Income taxes	$ 16,140
Supplemental non-cash investing and financing activities:	
Decrease in unrealized gain on marketable securities	$ 22,559

The Accompanying Notes are an Integral Part
of the Financial Statements

ACCUMULATION PLANNING, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations

Operations

Accumulation Planning, Inc. (the "Company") was incorporated under the laws of the State of Arizona on July 21, 1983. On August 23, 1983, the Company registered with the Securities and Exchange Commission under the requirements of the Securities Exchange Act of 1934. The Company acts as an introducing broker-dealer and forwards client transactions to direct participation plans, real estate limited partnerships and mutual funds, that carry such accounts; therefore, no customer accounts are reflected in the financial statements. The Company is exempt from the provisions of Rule 15c3-3. During the current year, the Company changed its fiscal year end from July 31 to June 30, therefore, the accompanying statements of operations, comprehensive income and cash flows are for the eleven month period ended June 30, 2005.

Revenue

Commission revenue consists of commissions earned through the sale of units in mutual fund shares and interest in direct participation plans. Commission revenue is recognized on a trade-date basis as securities transactions occur.

Management fee income consists of fees earned by the Company for serving as an investment manager. Management fee income is recognized as services are provided.

Commissions Paid

Commissions are recorded as an expense to registered representatives on a trade-date basis as securities transactions occur.

Basis of Presentation

These statements have been prepared in accordance with established standards for securities broker-dealers and accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1
Summary of Significant Accounting Policies, Use of Estimates and Nature of Operations (Continued)

Securities Transactions

Marketable securities consist of six mutual funds. Marketable securities are carried at fair value. Net unrealized gains and losses are not recognized in the period in which they are incurred, but are recorded as an adjustment to stockholder's equity until the underlying securities are disposed of by sale or otherwise. Realized gains and losses are calculated using the average cost at the date of disposal.

Fair Value of Financial Transactions

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 2005 does not materially differ from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair value amounts. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Cash and Cash Equivalents

Cash and cash equivalents are considered to be all highly liquid investments purchased with an initial maturity of three (3) months or less.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 to 7 years, using accelerated methods used for income tax purposes, which management believes is not materially different than methods used in accordance with generally accepted accounting principles. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments or renewals are capitalized when incurred.

Advertising Costs

Advertising costs are charged to operations when incurred. The Company incurred no advertising expense for the eleven months ended June 30, 2005.

Income Taxes

For both financial accounting and tax reporting purposes, the Company reports income and expenses based on the accrual method of accounting.

Note 2
Marketable Securities

At June 30, 2005, the Company had investments in six mutual funds carried as available for sale securities. Available for sale securities are equity securities purchased and held for the purpose of selling over an undetermined period, and are reported at fair value, with unrealized gains and losses reported as a separate component of stockholder's equity.

As of June 30, 2005, the Company had available for sale securities, as follows:

	Cost	Gross Unrealized Gains	Fair Value
Mutual Funds	$ 222,433	$ 6,435	$ 228,868

During the eleven months ended June 30, 2005, the mutual funds earned $10,509 in dividend income and $1,412 of capital gains income. Additionally, the Company had realized gains on sales of marketable securities in the amount of $22,145. Stockholder's equity at June 30, 2005 includes unrealized gains of $3,664, net of income taxes of $2,771.

Note 3
Property and Equipment

At June 30, 2005 property and equipment consists of the following:

Computer equipment	$ 9,740
Furniture and fixtures	5,000
	14,740
Less: accumulated depreciation	(14,740)
	$ -

Note 4
Provision for Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the Company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Unrealized gains on marketable securities as of June 30, 2005 resulted in a deferred income tax liability of $2,771.

The components of income tax expense are as follows:

Federal income tax expense	10,499
State income tax expense	5,194
	$ 15,693

Income taxes payable include the following:

Federal income tax expense	10,499
State income tax expense	5,194
	$ 15,693

For the eleven month period ended June 30, 2005, the Company's effective income tax expense rate is lower than what would be expected if the Federal and State statutory rates were applied to income from operations, primarily because of capital loss carryforwards and Federal exclusions for dividends received from domestic corporations.

The income tax benefit from capital loss carryforwards for the eleven month period ended June 30, 2005 was approximately $2,500.

Note 5
Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At June 30, 2005, the Company's computed net capital of $123,654 exceeded required net capital of $5,000 by $118,654. At June 30, 2005, the Company's ratio of aggregate indebtedness to net capital was .48 to 1.

Note 6
Commitments and Contingencies

Deferred Compensation

An affiliate of the Company was owed $6,750 as of June 30, 2005 for the present and past services of a former employee of several companies owned by the Company's president/sole shareholder, including services provided for the Company. The related entity is to be reimbursed by Accumulation Planning, Inc. for one-half of the total amount of deferred compensation paid by the affiliate to the former employee. Currently, the affiliate pays $900 per month to the former employee. There was no formal retirement plan or obligation for the past 22 years of service by the employee. However, the president/sole shareholder of Accumulation Planning, Inc. believes that the $450 monthly amount presently being paid by the Company will continue and has accrued their unpaid portion.

No post employment liability has been recorded in the accompanying financial statements for this obligation as the payment is deemed to be voluntary on the part of the Company.

Note 7
Concentrations and Credit Risks

Concentrations and Credit Risks

The Company has a concentration of risk related to its reliance upon the sales of securities. Downturns in the market could severely impact revenues.

Commissions earned generated by the personal efforts of the Company's principal stockholder account for the majority of the Company's revenue.

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

As part of its normal brokerage activities, the Company sells securities not yet purchased for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company does not maintain bank accounts with balances in excess of federally insured limits.

Note 8
Related Party Transactions

Related Party

The Company is wholly-owned by the William J. Fairbank, Jr., Trust. Mr. Fairbank is the Trustee and is also the President and Treasurer of the Company. Mr. Fairbank acts as a registered representative of the Company and executes transactions on behalf of customers for which the Company is paid commissions. During the year, Mr. Fairbank controls and operates other affiliated businesses. The existence of that control could result in operating results or financial position of the Company significantly different from those that would have been obtained if the entities were autonomous.

Accounts Payable

The Company's operations are conducted from the premises of Mr. Fairbank for which no rental expense is recorded. However, the majority of other incrementally incurred business costs and expenses of the Company incurred by him are recorded, such as telephone, travel, business meals, and automobile. The Company also reimbursed Mr. Fairbank for medical insurance premiums and uninsured medical expenses. He was not paid any commissions or other compensation by the Company during the current fiscal year. At June 30, 2005, the Company had accounts payable due to Mr. Fairbank or his affiliated businesses totaling $11,284.

Advances from Related Parties

At June 30, 2005, a note payable in the amount of $5,000 was owed to William J. Fairbank, Jr. In addition, an advance in the amount of $15,460 was owed to a related entity. These advances from related parties bear interest at the rate of 10% per annum, and are due on demand. During the eleven month period ended June 30, 2005, interest expense was incurred on the advances from related parties in the amount of $644.

SUPPLEMENTAL INFORMATION

SCHEDULE I

ACCUMULATION PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2005

	Per Audited Financial Statements	Per Unaudited X-17A-5 Part IIA
Net Capital:		
Total Stockholder's Equity	$ 179,426	$ 226,414
Non-Allowable Assets	-	20,100
Net Capital Before Haircut on Securities Position	179,426	206,314
Haircut Computed Pursuant to Rule 15c3-1		
Mutual Funds	34,330	4,448
Undue Concentration	21,442	-
Total Haircuts on Securities	55,772	4,448
Net Capital	$ 123,654	$ 201,866
Aggregate Indebtedness		
Items included in statement of financial condition:		
Accounts payable	1,500	
Accounts payable - related party	11,284	
Income taxes payable	18,291	
Deferred income taxes payable	2,771	
Accrued expenses	4,587	
Advances from related parties	20,460	
Total Aggregate Indebtedness	$ 58,893	$ 29,234
Minimum Net Capital Requirement		
(6 2/3% of Aggregate Indebtedness)	$ 3,926	$ 1,948
Minimum Dollar Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Requirement (Greater of Above)	$ 5,000	$ 5,000
Net Capital in Excess of Requirement	$ 118,654	$ 196,866
Amount in Excess of Minimum Net Capital at 1000%	$ 117,765	$ 198,942
Ratio: Aggregate Indebtedness to Net Capital	$ .48 to 1	$ .14 to 1

SCHEDULE I (Continued)

ACCUMULATION PLANNING, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION (Continued)
June 30, 2005

Reconciliation of the computation of net capital with the computations included in Part II of X-17A-5 as of June 30, 2005

Net Capital Per Focus Report	$ 201,866
Changes resulting from audit adjustments:	
Increase in accounts payable	(8,597)
Increase in income taxes payable	(18,291)
Increase in haircuts for mutual funds	(29,882)
Increase in haircuts for undue concentrations	(21,442)
Total audit adjustments	(78,212)
Net Capital Per Audit Report	$ 123,654

SCHEDULE II

ACCUMULATION PLANNING, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2005

The Company's transactions with clients consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn, carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

SEMPLE & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

BDO SEIDMAN ALLIANCE

To the Board of Directors
Accumulation Planning, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and the supplemental schedule of Accumulation Planning, Inc. for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Accumulation Planning, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of the Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted several matters involving internal control, including its design, implementation and monitoring activities for reliability of financial reporting, that we consider to be material weaknesses as defined above which were brought to the attention of management.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose by anyone other than these specified parties.



Semple & Cooper, LLP

Phoenix, Arizona
October 25, 2005